SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13G

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                     PURSUANT TO RULE 13d-1(b), (c) AND (d)

                 ----------------------------------------------

                             FORCE PROTECTION, INC.
                             ----------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)

                                    345203202
                                 (CUSIP Number)

                                November 14, 2005
                                -----------------
             (Date of event which requires filing of this Statement)

      Check the  appropriate  box to designate  the rule  pursuant to which this
Schedule is filed:

                                |_| Rule 13d-1(b)

                                |X| Rule 13d-1(c)

                                |_| Rule 13d-1(d)


                         (Continued on following pages)

                               (Page 1 of 8 Pages)


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                                                                     Page 2 of 8
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1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Palisades Master Fund, L.P.
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2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |_|
                                                                         (b) |X|
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3.      SEC USE ONLY
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4.      CITIZENSHIP OR PLACE OF ORGANIZATION:
        British Virgin Islands
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    NUMBER OF SHARES       5.   SOLE VOTING POWER
  BENEFICIALLY OWNED BY         2,025,524 (1).
  EACH REPORTING PERSON
          WITH
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                           6.   SHARED VOTING POWER None.
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                           7.   SOLE DISPOSITIVE POWER 2,025,524 (1).
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                           8.   SHARED DISPOSITIVE POWER None.
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9.      AGGREGATE AMOUNT  BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,025,524 (1).
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10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES                                                       |_|
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11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
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12.     TYPE OF REPORTING PERSON: PN
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1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        PEF Advisors, Ltd.
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2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |_|
                                                                         (b) |X|
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3.      SEC USE ONLY
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4.      CITIZENSHIP OR PLACE OF ORGANIZATION:
        British Virgin Islands
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    NUMBER OF SHARES       5.   SOLE VOTING POWER
  BENEFICIALLY OWNED BY         2,025,524 (1).
  EACH REPORTING PERSON
          WITH
--------------------------------------------------------------------------------
                           6.   SHARED VOTING POWER None.
--------------------------------------------------------------------------------
                           7.   SOLE DISPOSITIVE POWER 2,025,524 (1).
--------------------------------------------------------------------------------
                           8.   SHARED DISPOSITIVE POWER None.
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9.      AGGREGATE AMOUNT  BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,025,524 (1).
--------------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES                                                       |_|
--------------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        5.7%
--------------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON: OO
--------------------------------------------------------------------------------

----------
(1) Please see Item 4 for a description of the shares of Common Stock comprising the total of 2,025,524.

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                                                                     Page 3 of 8
ITEM 1(A).          NAME OF ISSUER.

                    Force Protection, Inc. (the "Issuer" or "VRA")

ITEM 1(B).          ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

                    9801 Highway 78, Bldg #2
                    Ladson, South Carolina 29456

ITEM 2(A).          NAMES OF PERSON FILING.

                    Palisades Master Fund, L.P. ("Palisades")
                    PEF Advisors, Ltd. ("PEF")

ITEM 2(B).          ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE.

                    As to Palisades and PEF:
                    Harbour House, 2nd floor, Waterfront Drive
                    PO Box 972, Road Town, Tortola
                    British Virgin Islands

ITEM 2(C).          CITIZENSHIP.

                    As to Palisades and PEF: British Virgin Islands

ITEM 2(D).          TITLE OF CLASS OF SECURITIES.

                    Common Stock, par value $0.001 per share (the "Common
                    Stock")

ITEM 2(E).          CUSIP NUMBER.

                    345203202

ITEM 3.

                    IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

                    Not applicable.

ITEM 4.             OWNERSHIP.

                    The 2,025,524 shares of Common Stock beneficially owned by Palisades include only actual shares of Common Stock. Additionally, Palisades holds 4,000 shares of Series D 6% Convertible Preferred Stock convertible into 1,041,667 shares of Common Stock and a Common Stock Purchase Warrant exercisable into 666,667 shares of Common Stock and HPC

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                                                                     Page 4 of 8

                    Capital Management, an affiliate of PEF, holds a Common Stock Purchase Warrant exercisable into 65,000 shares of Common Stock. However, the aggregate number of shares of Common Stock into which such preferred stock is convertible and into which such warrants are exercisable, and which Palisades and HPC have the right to acquire beneficial ownership, is limited to the number of shares of Common Stock that, together with all other shares of Common Stock beneficially owned by Palisades (along with, by virtue of its affiliation with PEF, shares beneficially owned by HPC Capital Management), including the shares of Common Stock subject to this Schedule 13G, does not exceed 4.99% of the total outstanding shares of Common Stock. Accordingly, such shares of preferred stock and warrants are not currently convertible or exercisable, as the case may be, into Common Stock unless and until the actual shares of Common Stock held by any of Palisades, PEF or HPC Capital Management is less than 4.99% of the total outstanding shares of Common Stock.

                    PEF serves as general partner and principal investment manager to Palisades, and as such has been granted investment discretion over Palisade's investments, including the investment in the common stock of the Issuer. As a result of its role as general partner and investment manager to Palisades, PEF may be deemed to be the beneficial owner, as defined in Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act"), of such common stock held by Palisades. However, PEF does not have the right to receive dividends from, or the proceeds from the sale of, such common stock held by Palisades and disclaims any beneficial ownership of such shares of such common stock.

               Accordingly, for the purpose of this Statement:

               (a) Amount beneficially owned by Palisades: 2,025,524 shares of Common Stock of the Issuer.

               (b) Percent of Class: Palisades beneficially holds 5.7% of the Issuer's issued and outstanding Common Stock (based on 35,355,047 shares of Common Stock issued and outstanding, as of September 30, 2005, as stated by the Issuer in its Form 10-Q for the quarter ended September 30, 2005).

               (c)  Number of shares as to which Palisades has:

                    (i) Sole power to direct the vote: 2,025,524 shares of Common Stock of the Issuer.

                    (ii) Shared power to vote or to direct the vote: None.

                    (iii) Sole power to dispose or direct the disposition of the
                         Common Stock: 2,025,524 shares of Common Stock of the Issuer.

                    (iv) Shared  power to dispose or direct the  disposition  of the Common Stock: None.

ITEM 5.             OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                    Not applicable.

ITEM 6.             OWNERSHIP  OF MORE THAN FIVE  PERCENT  ON BEHALF OF  ANOTHER
                    PERSON.

                    Not applicable.


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                                                                     Page 5 of 8

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                    Not applicable.

ITEM 8.             IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                    Not applicable.

ITEM 9.             NOTICE OF DISSOLUTION OF GROUP.

                    Not applicable.

ITEM 10.            CERTIFICATION.
                    By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         Date:  November  18, 2005

                         PALISADES MASTER FUND, L.P.
                         By: Discovery Management Ltd., its authorized signatory

                         By: /s/ Leslie Elliot and /s/ Arlene Decastro
                             ---------------------------------------------------
                             Name:  Leslie Elliot and Arlene Decastro
                             Title: Authorized Signatory

                         PEF ADVISORS, LTD.

                         By: /s/ Paul T. Mannion, Jr.
                             ---------------------------------------------------
                             Name:  Paul T. Mannion, Jr.
                             Title: Authorized Signatory


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                                                                     Page 7 of 8

Exhibit Index

99.1  Joint Filing Agreement

                                  EXHIBIT 99.1

                            AGREEMENT OF JOINT FILING

THIS JOINT FILING AGREEMENT (this "Agreement") is made and entered into as of this 18th day of November 2005, by and among Palisades Master Fund, LP and PEF Advisors, Ltd.

The parties to this Agreement hereby agree to prepare jointly and file timely (and otherwise to deliver as appropriate) all filings on any Form 3, Form 4, Form 5 or Schedule 13D or Schedule 13G relating to their ownership (direct or otherwise) of any securities of Force Protection, Inc., a Delaware corporation, and any and all amendments thereto and any other document relating thereto (collectively, the "Filings") required to be filed by them pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Each party to this Agreement further agrees and covenants to the other parties that it will fully cooperate with such other parties in the preparation and timely filing (and other delivery) of all such Filings.

This Agreement is intended to satisfy the requirements of Rule 13d-l (k)(l) under the Exchange Act. This agreement may be executed in any number of counterparts, each of which shall be deemed to be in original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

                         PALISADES MASTER FUND, L.P.
                         By: Discovery Management Ltd., its authorized signatory

                         By: /s/ Leslie Elliot and /s/ Arlene Decastro
                             ---------------------------------------------------
                             Name:  Leslie Elliot and Arlene Decastro
                             Title: Authorized Signatory

                         PEF ADVISORS, LTD.

                         By: /s/ Paul T. Mannion, Jr.
                             ---------------------------------------------------
                             Name:  Paul T. Mannion, Jr.
                             Title: Authorized Signatory